Citigroup Global Markets Holdings Inc.

Term Sheet No. 2021–USNCH7788

dated June 29, 2021 relating to
Pricing Supplement No. 2021–USNCH7788

dated June 29, 2021

Registration Statement Nos. 333-255302 and 333-255302-03

Filed Pursuant to Rule 433

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Worst Performing of the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Technology Select Sector SPDR® Fund and the Consumer Staples Select Sector SPDR® Fund due June 27, 2024

Term Sheet to Pricing Supplement No. 2021—USNCH7788 dated June 29, 2021

Key Terms
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 3 years, unless earlier automatically redeemed
Underlyings	The Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Technology Select Sector SPDR® Fund and the Consumer Staples Select Sector SPDR® Fund (each, an “underlying”)
Stated Principal Amount	$1,000 per security
Pricing Date	June 29, 2021
Issue Date	July 2, 2021
Valuation Dates	The 24th day of each March, June, September and December, beginning in September 2021 and ending on June 24, 2024 (the “final valuation date”)
Maturity Date	June 27, 2024
Contingent Coupon Payment Dates	For each valuation date, the third business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date.
Contingent Coupon	See “Contingent Coupon Payments” below
Payment at Maturity	See “Payment at Maturity” below
Automatic Early Redemption	See “Automatic Early Redemption” below
Potential Autocall Dates	Each valuation date beginning in December 2021 and ending in March 2024
Initial Underlying Value	With respect to the Energy Select Sector SPDR® Fund: $53.21, its closing value on the pricing date.
With respect to the Financial Select Sector SPDR® Fund: $36.53, its closing value on the pricing date.
With respect to the Technology Select Sector SPDR® Fund: $147.82, its closing value on the pricing date.
With respect to the Consumer Staples Select Sector SPDR® Fund: $69.43, its closing value on the pricing date.
Coupon Barrier Value	With respect to the Energy Select Sector SPDR® Fund: $37.247, which is equal to 70% of its initial underlying value.
With respect to the Financial Select Sector SPDR® Fund: $25.571, which is equal to 70% of its initial underlying value.
With respect to the Technology Select Sector SPDR® Fund: $103.474, which is equal to 70% of its initial underlying value.
With respect to the Consumer Staples Select Sector SPDR® Fund: $48.601, which is equal to 70% of its initial underlying value.
Final Barrier Value	With respect to the Energy Select Sector SPDR® Fund: $37.247, which is equal to 70% of its initial underlying value.
With respect to the Financial Select Sector SPDR® Fund: $25.571, which is equal to 70% of its initial underlying value.
With respect to the Technology Select Sector SPDR® Fund: $103.474, which is equal to 70% of its initial underlying value.
With respect to the Consumer Staples Select Sector SPDR® Fund: $48.601, which is equal to 70% of its initial underlying value.
Underlying Performance Factor	For each underlying on any valuation date, its closing value on that valuation date divided by its initial underlying value.
Worst performing underlying	For any valuation date, the underlying with the lowest underlying performance factor determined as of that valuation date
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	2.125%, of which dealers, including Wells Fargo Advisors (the trade name of the retail brokerage business of its affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) (“WFA”), may receive a selling concession of 1.50% and WFA will receive a distribution expense fee of 0.075%. In respect of certain securities sold in this offering, CGMI may pay a fee of up to 0.1% to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	17329FG57 / US17329FG570

Investment Description

•	Linked to the worst performing of the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Technology Select Sector SPDR® Fund and the Consumer Staples Select Sector SPDR® Fund (each referred to as an “underlying”)

•	Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic redemption prior to maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically redeemed prior to maturity and, if they are not automatically redeemed, whether you are repaid the stated principal amount of your securities at maturity will depend in each case on the closing value of the worst performing underlying on the relevant valuation date. The worst performing underlying on any valuation date is the underlying that has the lowest underlying performance factor on that valuation date

•	Contingent Coupon. The securities will pay a contingent coupon on a periodic basis until the earlier of maturity or automatic redemption if, and only if, the closing value of the worst performing underlying on the relevant valuation date is greater than or equal to its coupon barrier value. However, if the closing value of the worst performing underlying on a valuation date is less than its coupon barrier value, you will not receive any contingent coupon on the relevant contingent coupon date. If the closing value of the worst performing underlying is less than its coupon barrier value on every valuation date, you will not receive any contingent coupons throughout the entire term of the securities. The contingent coupon is equal to 2.125% of the stated principal amount (equivalent to a contingent coupon rate of 8.50% per annum)

•	Automatic Redemption. If the closing value of the worst performing underlying on any potential autocall date from December 2021 to March 2024, inclusive, is greater than or equal to its initial underlying value, we will automatically redeem the securities for the stated principal amount plus the related contingent coupon payment

•	Potential Loss of Principal. If the securities are not automatically redeemed prior to maturity, you will receive the stated principal amount at maturity if, and only if, the closing value of the worst performing underlying on the final valuation date is greater than or equal to its final barrier value. If the closing value of the worst performing underlying on the final valuation date is less than its final barrier value, you will lose a significant portion, and possibly all, of the stated principal amount of your securities

•	The coupon barrier value and final barrier value for each underlying are each equal to 70% of its initial underlying value

•	If the securities are not automatically redeemed prior to maturity, you will have full downside exposure to the worst performing underlying from its initial underlying value if its closing value on the final valuation date is less than its final barrier value, but you will not participate in any appreciation of any underlying and will not receive any dividends on securities included in any underlying

•	Your return on the securities will depend solely on the performance of the underlying that is the worst performing underlying on each valuation date. You will not benefit in any way from the performance of any better performing underlying. Therefore, you will be adversely affected if any underlying performs poorly, even if any other underlying performs favorably

•	All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment

•	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the securities unless you are willing to hold them to maturity

On the date of the related pricing supplement, the estimated value of the securities is $931.50 per security, which is less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 4 in this term sheet, “Summary Risk Factors” in the accompanying pricing supplement and “Risk Factors Relating to the Securities” in the accompanying product supplement.

This term sheet should be read in conjunction with the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Contingent Coupon Payments

On each contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to 2.125% of the stated principal amount of the securities (equivalent to a contingent coupon rate of 8.50% per annum) if and only if the closing value of the worst performing underlying on the immediately preceding valuation date is greater than or equal to its coupon barrier value.

If the closing value of the worst performing underlying on any valuation date is less than its coupon barrier value, you will not receive any contingent coupon payment on the immediately following contingent coupon payment date.

Automatic Early Redemption

If, on any potential autocall date, the closing value of the worst performing underlying is greater than or equal to its initial underlying value, each security you then hold will be automatically redeemed on the immediately following contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment.

If the securities are automatically redeemed, they will cease to be outstanding on the related contingent coupon payment date and you will have no further rights under the securities after such contingent coupon payment date.

Payment at Maturity

If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold (in addition to the contingent coupon due at maturity, if any):

▪	if the closing value of the worst performing underlying on the final valuation date is greater than or equal to its final barrier value: $1,000; or

▪	if the closing value of the worst performing underlying on the final valuation date is less than its final barrier value:

$1,000 × the underlying performance factor of the worst performing underlying on the final valuation date

If the closing value of the worst performing underlying on the final valuation date is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity.

Hypothetical payout profile

The following profile illustrates the potential payment at maturity on the securities (excluding the final contingent coupon payment, if any) for a range of hypothetical performances of the worst performing underlying on the final valuation date from its initial underlying value to its closing value on the final valuation date, assuming the securities have not been automatically redeemed prior to the maturity date.

This graph has been prepared for purposes of illustration only. Your actual return on the securities will depend on the actual closing value of the worst performing underlying on the final valuation date and whether you hold your securities to the maturity date. The performance of any better performing underlying is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically redeemed:

If the securities are automatically redeemed prior to maturity, you will receive the stated principal amount of your securities plus the related contingent coupon payment on the immediately following contingent coupon payment date. In the event the securities are automatically redeemed, your total return on the securities will equal any contingent coupon payments received prior to such contingent coupon payment date and the contingent coupon payment received on such contingent coupon payment date.

If the securities are not automatically redeemed:

If the securities are not automatically redeemed prior to maturity, the following table illustrates, for a range of hypothetical underlying performance factors of the worst performing underlying on the final valuation date, the hypothetical payment at maturity payable at maturity per security (excluding the final contingent coupon payment, if any). The underlying performance factor of the worst performing underlying on the final valuation date is its closing value on the final valuation date divided by its initial underlying value.

Hypothetical underlying performance factor of worst performing underlying on final valuation date	Hypothetical payment at maturity per security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
69.99%	$699.90
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
25.00%	$250.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive return based on the payment at maturity; any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically redeemed prior to maturity, the actual amount you will receive at maturity will depend on the actual closing value of the worst performing underlying on the final valuation date. The performance of any better performing underlying is not relevant to your return on the securities.

Selected risk considerations

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with the underlyings. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the full description of the risk considerations provided for in the Pricing Supplement and the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Lose Some Or All Of Your Investment.
•	You Will Not Receive Any Contingent Coupon On The Contingent Coupon Payment Date Following Any Valuation Date On Which The Closing Value Of The Worst Performing Underlying Is Less Than Its Coupon Barrier Value.
•	Higher Contingent Coupon Rates Are Associated With Greater Risk.
•	The Securities Are Subject To Heightened Risk Because They Have Multiple Underlyings.
•	The Securities Are Subject To The Risks Of Each Of The Underlyings And Will Be Negatively Affected If Any One Underlying Performs Poorly, Regardless Of The Performance Of Any Other Underlying.
•	You Will Not Benefit In Any Way From The Performance Of Any Better Performing Underlying.
•	You Will Be Subject To Risks Relating To The Relationship Between The Underlyings.
•	You May Not Be Adequately Compensated For Assuming The Downside Risk Of The Worst Performing Underlying.
•	The Securities May Be Automatically Redeemed Prior To Maturity, Limiting Your Opportunity To Receive Contingent Coupon Payments.
•	The Securities Offer Downside Exposure To The Worst Performing Underlying, But No Upside Exposure To Any Underlying.
•	The Performance Of The Securities Will Depend On The Closing Values Of The Underlyings Solely On The Valuation Dates, Which Makes The Securities Particularly Sensitive To Volatility In The Closing Values Of The Underlyings.
•	The Securities Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.
•	The Securities Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.
•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.
•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.
•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination of The Secondary Market Rate With Respect To Us.
•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.
•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.
•	The Energy Select Sector SPDR® Fund Is Subject To Concentrated Risks Associated With The Energy Sector.
•	The Index Tracked By The Financial Select Sector SPDR® Fund Underwent A Significant Change On September 16, 2016 And, As A Result, The Index Tracked By The Financial Select Sector SPDR® Fund Will Differ In Important Ways From The Index Tracked By The Financial Select Sector SPDR® Fund In The Past.
•	The Financial Select Sector SPDR® Fund Is Subject To Risks Associated With The Financial Services Sector.
•	The Financial Select Sector SPDR® Fund May Be Disproportionately Affected By The Performance Of A Small Number Of Stocks.
•	Citigroup Inc. Is An Issuer Of Equity Securities Held By The Financial Select Sector SPDR® Fund.
•	The Index Tracked By The Technology Select Sector SPDR® Fund Underwent A Significant Change In September 2018 And, As A Result, The Index Tracked By The Technology Select Sector SPDR® Fund Will Differ In Important Ways From The Index Tracked By The Technology Select Sector SPDR® Fund In The Past.
•	The Technology Select Sector SPDR® Fund Is Subject To Risks Associated With The Technology Sector.
•	The Consumer Staples Select Sector SPDR® Fund Is Subject To Risks Associated With The Consumer Staples Sector.
•	Our Offering Of The Securities Is Not A Recommendation Of Any Underlying.
•	The Closing Value Of An Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates And Wells Fargo And Its Affiliates May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.
•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.
•	Even If An Underlying Pays A Dividend That It Identifies As Special Or Extraordinary, No Adjustment Will Be Required Under The Securities For That Dividend Unless It Meets The Criteria Specified In The Accompanying Product Supplement.
•	The Securities Will Not Be Adjusted For All Events That May Have A Dilutive Effect On Or Otherwise Adversely Affect The Closing Value Of An Underlying.
•	The Securities May Become Linked To An Underlying Other Than An Original Underlying Upon The Occurrence Of A Reorganization Event Or Upon The Delisting Of The Underlying Shares Of An Underlying.
•	The Value And Performance Of The Underlying Shares Of An Underlying May Not Completely Track The Performance Of The Underlying Index That The Underlying Seeks To Track Or The Net Asset Value Per Share Of The Underlying.
•	Changes That Affect The Underlyings May Affect The Value Of Your Securities.
•	A Contingent Coupon Payment Date And The Stated Maturity Date May Be Postponed If A Valuation Date is Postponed.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per security. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related pricing supplement, accompanying product supplement, accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

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